Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 1 to Registration Statement No. 333-143383 of The Immune Response Corporation (now known as Orchestra Therapeutics, Inc.) on Form S-1 of our report dated April 3, 2007, relating to the financial statements as of December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006, appearing in the Prospectus which is a part of this Registration Statement. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.
We also consent to the reference to us under the heading “Experts” in the Prospectus which is a part of this Registration Statement.
/s/ LevitZacks
San Diego, California
June 13, 2007